Exhibit 99.1

May 31, 2011

Jim Borem
Nitro Petroleum Corporation
624 W Independence, Suite 101
Shawnee, OK 74804

Re:	Property Appraisals Nitro Petroleum Corporation January 31, 2011
       (Reserve Update)

Dear Mr. Borem:

As per your request, an economic evaluation has been prepared for your interests in individual leases in various counties of  Oklahoma.  Appraisals are based on the factors governing each lease.  The individual cash flow forecast for each lease is attached to illustrate the breakdown of all annual costs and incomes.  Summaries of the appraisals include an alphabetical one-line summary, and an overall total summary.

The results are shown below, as of January 31, 2011:

	RESERVES				DOLLARS - NET
	GROSS		NET		Future	Present Worth

Entity	Oil,MBO	Gas,MMCF	Oil,MBO	Gas,MMCF	Net Income (M$)	Discounted @ 10% (M$)

PROVED DEVELOPED PRODUCING (PDP):
PDP	140.914	336.166	50.238	48.019	2,514.011	1,829.050

OTHER PROVED CATEGORIES (PDNP)
PDNP	105.201	314.805	29.528	41.079	1,479.131	1,023.934

TOTAL PROVED RESERVES:
	246.115	650.971	79.766	89.098	3,993.142	2,852.984

Net income in this evaluation is defined as that income accruing to the net revenue interest for each lease from the sale of oil and/or gas, after deducting production taxes, royalty, overriding royalty, and operating expenses where applicable.  The oil sales price was initiated at $78.42 per barrel of oil and was held constant for the life of the project.  The gas sales price was initiated at $4.60 per MCF and was held constant for the life of the project.  These prices represent the 12 month average prices received by Nitro Petroleum Corporation, in the year 2010.  Operating expenses were derived from historical data supplied by Nitro Petroleum Corporation.  Operating expenses were held constant for the life of the project.

Remaining reserves fall into several classifications:  Proved Producing, Preliminary-Proved Producing, Proved Non-Producing, Proved Undeveloped and Probable and Possible.  Acknowledging the danger of oversimplification, the reserve categories are a function of reserve determination methods.

Proved Producing (Proved, Developed) reserves were assigned to wells with sufficient production history to allow decline curve analysis to temper the volumetric and analogy approaches to reserve determination.

Preliminary Proved Producing of reserves (Proved, Developed) represent wells which have been tested through casing (or tubing) but are presently shut-in (tested but waiting on a pipeline connection, lease equipment, i.e. basically short-term shut-in) or have produced for too short a time (generally less than 6 months) to utilize production decline curves.

Proved Non-Producing (Proved, Developed Non-Producing Behind-Pipe) reserves represent zones which are currently behind-pipe (tested and/or untested with immediate producing offsets) or shut-in (behind a plug usually waiting on the depletion of another zones, basically long-term shut-in).

The reserves included herein and given income forecasts schedules have been estimated from decline curves and volumetrics which were tempered by analogy to regional wells.  Reserves projected for wells in this report would be classified Proven Producing, Preliminary Proven Producing, and Proved Non-Producing.  As you should know, volumetrics and analogy are the least accurate techniques available.  Accordingly, please note that the accuracy of any reserve estimate should be accepted with the understanding that future production and other events subsequent to this report could well justify revision of these reserve estimates.

Well ownership, prices, operating costs, production data, and other information necessary for the preparation of this report has been furnished by Nitro Petroleum Corporation, and was assumed to be accurate and correct.  Ramsey Property Management, LLC. personnel have not conducted production tests or on-site inspection of these wells.  For purposes of this report, no attempt has been made to determine or include the value of any salvageable equipment.  All work notes used in this appraisal have been retained and will be available for review upon request.  It has been our pleasure serving you and should any questions arise, please do not hesitate to bring them to our attention.

                    Respectfully submitted,

                    Ramsey Property Management, L.L.C.

                    /s/  Stephen E. Nichols
                    Stephen E. Nichols
                    Petroleum Engineer
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